Invest in Indy Brand Clothing

Retail · Main Street · Leisure · Lifestyle · Fashion

Modern lifestyle clothing brand inspired by the outdoors

INDYBRANDCLOTHING.COM SALT LAKE CITY UTAH



Indy
Brand
clothing company



Our love of the outdoors inspired us to create a modern clothing brand with a feel-good message.

Mike Sperry CEO/Founder @ Indy Brand Clothing

Why you may want to invest in us...

1. 165% average growth Year-Over-Year for the last 5 years.
2. Over $1.6M in direct to consumer sales in 2019.
3. 50% woman-owned.
4. Created a worldwide lifestyle brand with no outside investment.
5. Over $4.5M sold since 2014.
6. Very loyal customer base with over 364,000 social media followers.
7. Donate a percentage of sales to national parks.

Why investors ❤ us

WE'VE RAISED $270,373 SINCE OUR FOUNDING

I invested in IndyBrand Clothing because I believe in the integrity of the team and brand. In order to create the differentiation needed to succeed in the fashion industry, it's critical that the founding team believes in what they are trying to accomplish while remaining brand focused at all times. I believe the proven operating experience of the team combined with their unrelenting commitment to original branding gives them the core components necessary for successful growth. The first question I ask myself before investing in any company is: "Would I buy the product for myself or someone I know"? As a happy customer of Indy Brand Clothing for

... *read more*

Sean Watkins Owner

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



I want to support small businesses with environmentally friendly attitudes.

Tess Dixon


UCONN

Looking forward to the apparel!

Ben Paul

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mike Sperry

CEO/Founder

This the second company he has taken to over 1 million in annual sales. Third-generation entrepreneur. The growth over the past several years is a result of his leadership and marketing skills. Got a scholarship to play collegiate tennis.



Ben Campbell

CCO/Founder

Started designing at the age of 13 with a dream of one day starting a clothing brand. Uniquely branded the company with his creative design talent, photographer and videographer skills.



Kelly N Sperry

Founder

Previous entrepreneur with a kid accessory and clothing line. Directs the collaborative and ambassador relations within the company. Very task oriented and gets it all done while juggling being a mother of 5.



Courtney Cambell

Founder

Photographer and Content Director/stylist. Handles all customer relations as well as the social media channels. Helps create the lifestyle of the brand and our fashionista!

The Indy Brand Story

In 2013 Ben Campbell was working for Mike Sperry at a local screen printing shop in the customer service department. Ben always had an eye for creativity and decided to design some unique graphic shirts for his wife Courtney. They were different than anything else on the market. A lot of his inspiration came from nature, and the beauty all around us, including music and travels around the world. He got a great reaction from friends and family so he decided to start selling them on the side.



That's when he approached Mike and asked him what he thought of the designs and if he would have any interest in partnering with him because of Mike's business background. Mike was busy at the time growing his screen printing company and didn't give much thought to the idea. But Ben asked a few more times and Mike finally showed the designs to his wife Kelly. She loved them and said why not! They got Courtney involved and that's when Indy Brand Clothing was formed.



And it took off!

At first, it was a part-time gig with no real thoughts of it growing into a big brand. In the first 2 years, we put all the profits back into the company and literally paid ourselves no more than a couple of thousand dollars total. Then in 2016, the third full year, we grew a ton allowing Ben to go full time at the end of the year and Mike soon following a few months later in 2017, after selling his other business.



We expanded globally.

Since that third year, we have continued to set the trends for the modern outdoorsy brands, creating unique one-of-a-kind graphics for women, men, and children. We have not only created a clothing brand, but also a lifestyle that appeals to the wild at heart, the adventurer, and anyone who wants to live life at their fullest. Our brand promotes a love for the outdoors in a feel-good all-inclusive way. In 2018, we expanded our marketing efforts into Canada and Europe, and in 2019 went global. In 2020 we will continue to grow our worldwide distribution.



And people love us!

Our Instagram following has been one of our biggest growth factors with a following of more than 263,000. We also have over 105,000 on Facebook. We love the interaction and connection we have gained through our social media channels. It has allowed us build a strong brand community and create relationships with our customers all over the world.


Indy Brand - tagged photos of our wild honey
Watch later
Share

Social good

In 2018 we launched a "National Park Rocker" line, and donate 10% of the proceeds from that line back to the national parks. We love being able to give back and help sustain the beauty that our national parks provide and inspire us with.



What's Next?

We are constantly selling out of products and receive requests every week to sell wholesale to large and small retailers, but are lacking the necessary capital to fulfill everything to make that happen. The investments we receive would allow us to get costs down, purchase higher quantities, and spread Indy Brand to retailers worldwide. We would also like to increase our marketing efforts to grow our brand awareness.







The Wildlife
Watch later
Share

The Opportunity

Active lifestyles and the trend to wear more casual leisurewear is continuing to increase the outdoor retail market revenues. While the retail clothes market is declining, the outdoor apparel market is growing by an average of 5% per year and is expected to reach 19.4 billion by 2026 compared to 12.7 billion in 2018. People are looking for new brands that speak to them in a unique and personal way.

Our sales from 2014 to 2019 continue to increase.



Revenue vs. Year
2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
0.00
Revenue
2014
2015
2016
2017
2018
2019
Year

Investor Q&A

– COLLAPSE ALL

What does your company do?

We design clothing for the wild at heart that are inspired by the outdoors.

Where will your company be in 5 years?

We will have continued to grow our direct to consumer sales worldwide and increased our wholesale distribution by increasing our digital and physical footprints and brand recognition. We hope (but cannot guarantee) that this will bring our revenue to 10-20 million dollars a year.

Why did you choose this idea?

Our love of the outdoors inspired us to create a modern clothing brand with a feel-good message.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The outside space has exploded in the last few years and it doesn't show any signs of slowing down. In fact, according to Zion Market Research, the outdoor apparel market is growing by 5% per year. But people want brands that are new and unique and that speak to them.

How far along are you? What's your biggest obstacle?

We've built a loyal brand following with consistent growth every year! Our biggest obstacles are getting our cost of goods down with larger purchase orders and better factories. Then increasing our brand recognition in the most effective advertising way possible both direct to consumer and through selective wholesale channels.

Who competes with you? What do you understand that they don't?

There are a lot of brands out there but we have a unique ability to create trendy clothes that are inspired by the outdoors. We influence our customers not just through our products but through the lifestyle we have created.

How will you make money?

By continuing to expand our direct to consumer model as well as doing selective wholesale with worldwide distributors. The millennial market is very large and we have been able to tap into that market very successfully.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

There is always an inherent risk that the market will not respond positively to the products produced thus leaving us with slow-moving or dead inventory. The largest risk, however, is that the brand voice is no longer relevant in the marketplace. For things to succeed we need to execute on getting more brand awareness with customer acquisition at the forefront. Then nurturing those customers to become mega fans of the brand.

Financials

Indy Brand Clothing has financial statements ending December 31 2019. Our cash in hand is $3,616, as of February 2020. Over the three months prior, revenues averaged $98,569/month, cost of goods sold has averaged $48,429/month, and operational expenses have averaged $53,389/month.

At a Glance

January 1 to December 31

$1,639,949 +67%
Revenue

$24,621 [56%]
Net Profit

$136,918 +110%
Short Term Debt

$154,000
Raised in 2019

$3,616
Cash on Hand
As of 02/14/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We design clothing for the wild at heart.

In five years, we hope to have expanded our wholesale and our distribution worldwide by increasing our digital and physical footprints and brand recognition. We hope (but cannot guarantee) that this will bring our revenue to 10-20 million dollars a year.

Milestones

Indy Brand Clothing, LLC was incorporated in the State of Utah in February 2014.

Since then, we have:

- Original unique designs that blend the modern with the outdoors with a feel-good, uplifting, love everyone message.
- Avg 165% Year over Year growth for the last 5 years. With 70% in 2019.
- Over $3 Million Sold and over $1.5 Million in 2019

- We believe we're poised for big jumps in 2020
- Created a worldwide lifestyle brand with no outside investment
- Have a 20% return customer rate even with our growth.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,639,949 compared to the year ended December 31, 2018, when the Company had revenues of $983,703. Our gross margin was 58.18% in fiscal year 2019, compared to 58.45% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $97,657, including $8,938 in cash. As of December 31, 2018, the Company had $70,349 in total assets, including $21,439 in cash.
- *Net Income.* The Company has had net income of $24,621 and net income of $55,903 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $209,430 for the fiscal year ended December 31, 2019 and $65,305 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $219,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Indy Brand Clothing, LLC cash in hand is $3,616, as of February 2020. Over the last three months, revenues have averaged $98,569/month, cost of goods sold has averaged $48,429/month, and operational expenses have averaged $53,389/month, for an average burn rate of $3,249 per month. Our intent is to be profitable in 3 months.

We hope that our revenues will start to see an even steeper up curve in the next few months especially with the new capital from this raise. 6 months following the raise we expect our revenues to be about 150K-250K per month. We expect expenses to be about equal to that during that time. We do have access to other sources of capital if we need them (personal sources and or loans offered by shopify, quickbooks and others). If needed, those can be used to fund short-term operations.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
2%	58%	25%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.01	$409,987	9%
Revenue to Receivables:	**Debt Ratio:**	
~	214%	

INDY BRAND Review 2019.pdf

Risks

1. There is a risk that the products we develop will not sell as well as hoped in the marketplace.

2. We are reliant on consumers' tastes and therefore our ability to predict those tastes and changes in the market is key.

3. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. Costs of intrinsic materials needed in creating our products that are out of our control can go up.

5. Marketing costs to acquire new customers are constantly changing and can increase and offset profits and sales.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7. Investors are granting a proxy to vote their Units to the Board of Managers of the Company and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our operating agreement and articles of organization, a liquidation of our company and the election of our directors.

At the closing of this Offering, you will sign a proxy that gives our board of managers the right to vote the units that you are acquiring in this Offering on all matters coming before the holders of the units for a vote. The Board does not have any fiduciary duty to you to vote your units in a manner that is in your best interests. Accordingly, the Board may vote its proxy in a manner that may not be in the best interests of the holders of the Units. For example, the Board may vote the proxy in favor of an amendment to our operating agreement that adversely affects the rights of the holders of the units in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to the Board, you will not have the right to vote your units on any matters, including the protective provisions contained in our operating agreement. As a result, you will have no say in any major corporate actions such as amendments to our operating... more

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mike Sperry	CEO of Indy Brand @ Indy Brand	2014
Courtney Campbell	Creative @ Campbells Creative	2014
Kelly Sperry	Enterprenuer @ Michaelangelo Investments	2014
Ben Campbell	Cheif Creative Officer at Indy Brand @ Indy Brand	2014

Officers

OFFICER	TITLE	JOINED
Mike Sperry	CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kelly Sperry	1,000,000 Common Units	25.0%
Courtney Campbell	1,000,000 Common Units	25.0%
Ben Campbell	1,000,000 Common Units	25.0%
Mike Sperry	1,000,000 Common Units	25.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$51,273	Priced Round
12/2019	$49,000	Loan
02/2020	$65,000	Loan
09/2019	$105,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
PayPal	09/30/2019	$105,000	$90,607	0.0%	02/28/2022	Yes
Mike Sperry	12/15/2019	$49,000	$49,000	0.0%	02/07/2024	Yes
Capital One	02/12/2020	$65,000	$61,823	12.5%	02/04/2025	Yes

Related Party Transactions

In August of 2019, the Company began renting facilities from the Company's members under a month-to-month operating lease, with monthly payments were approximately $2,872 .

Name	Mike Sperry
Amount Invested	$49,000
Transaction type	Loan
Issued	12/15/2019
Outstanding principal plus interest	$49,000 as of 02/2020
Interest	0.0 per annum
Maturity	02/07/2024
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

This loan has no maturity date or interest and is to be paid back when possible as deemed by the owners.

Use of Funds

$50,001 — 60% towards Inventory, 32.5% towards digital marketing (google, FB), 7.5% towards Wefunder intermediary fee

$499,999 — 20% towards inventory, 30% towards digital marketing (google, FB) as well as other marketing channels, 42.5% towards business development, 7.5% towards Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Units	400,000	0	Yes
Common Units	4,000,000	4,000,000	Yes

The Funding Portal

Indy Brand Clothing is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.